As Filed with the Securities and Exchange Commission on September 3, 2008	Registration No.	333-______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CALYPSO MEDIA SERVICES GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada	7311	87-0638338
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

12 North Washington Street, Montoursville, Pennsylvania 17754

(570) 368-7633

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Michael D. Parnell

c/o Calypso Media Services Group, Inc.

12 North Washington Street Montoursville, Pennsylvania 17754

(570) 368-7633

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Leonard E. Neilson, Esq.

Leonard E. Neilson, P.C.

8160 South Highland Drive, Suite 209

Sandy, Utah 84093

(801) 733-0800

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delay or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

CALCULATION OF REGISTRATION FEE

Title Each Class of Securities To Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock	1,625,000	$ 1.00(2)	$ 1,625,000(2)	$ 63.87

(1)

We are registering the resale by selling stockholders of the following: (a) 125,000 shares of common stock that we issued as a result of the acquisition made by us of Media Depot, Inc. on December 31, 2007; and (b) 1,500,000 shares of common stock that we issued on September 8, 1999 in connection with the organization of our company. In accordance with Rule 416 under the Securities Act of 1933, as amended, common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 of the Securities Act .

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders will not sell these securities until after the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 3, 2008

PROSPECTUS

CALYPSO MEDIA SERVICES GROUP, INC.

1,625,000 Shares of Common Stock

This prospectus relates to the offer for sale of 1,625,000 shares of our common stock by certain existing holders of the securities, referred to as selling stockholders throughout this prospectus. The shares of common stock to be sold by the selling stockholders include:

●	125,000 outstanding shares held by selling stockholders, which shares were acquired as a result of our acquisition of Media Depot, Inc. on December 31, 2007; and

●	1,500,000 outstanding shares held by selling stockholders, which shares were issued by us on September 8, 1999 in connection with the organization of our company.

All shares offered by this prospectus are being offered by the selling stockholders named herein. This offering is not being underwritten. We will not receive any proceeds from the sale of shares in this offering.

The selling stockholders, to the extent a public market exists at such time, may offer their common stock from time to time through public transactions at prevailing market prices, at prices related to prevailing market prices, or through private transactions at privately negotiated prices. The selling stockholders will initially offer their shares at $1.00 per share until such time as a market for our common stock develops, at which time the selling stockholders will sell shares of our common stock at the prevailing market price. We will pay all expenses of registering this offering of securities.

There is presently no market for our common stock.

Investing in our common stock involves substantial risks. You should carefully consider the matters discussed under “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 3, 2008

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	3
RISK FACTORS	6
FORWARD LOOKING STATEMENTS	11
DILUTION	11
MARKET FOR COMMON STOCK	11
DIVIDEND POLICY	12
THE OFFERING	13
PLAN OF DISTRIBUTION	14
SELLING STOCKHOLDERS	15
CAPITALIZATION	17
LEGAL PROCEEDINGS	17
BUSINESS	17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS	20
MANAGEMENT	22
STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	24
DESCRIPTION OF SECURITIES	25
DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	26
LEGAL MATTERS	27
EXPERTS	26
INTERESTS OF NAMED EXPERTS AND COUNSEL	26
WHERE YOU CAN FIND MORE INFORMATION	27
FINANCIAL STATEMENTS	F-1 TO F-17

______________

As used in this prospectus, unless otherwise indicate, “we”,. “us”, “our”, “Calypso” and the “company” refer to Calypso Media Services Group, Inc.

PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus and is qualified in its entirety to the more detailed information and financial statements included elsewhere herein. This summary may not contain all the information that may be important to you. Before making an investment decision, you should read carefully the entire prospectus, including the information under the "Risk Factors" section and our financial statements and related notes.

OUR BUSINESS

We were organized as a Delaware corporation on July 27, 1999 under the name of Calypso Financial Services, Inc. On December 31, 2007, we completed our acquisition of Media Depot, Inc., a Nevada corporation, changed our corporate domicile to the State of Nevada and changed our name to Calypso Media Services Group, Inc.

Through our wholly owned subsidiary, Media Depot, we are engaged in offering a full line of advertising services to manufacturers, distributors and dealers across the United States and Canada. Media Depot specializes in co-op advertising and offers services ranging from buying and planning media in radio, TV, cable, print or outdoor advertising, to creating print ads and producing electronic commercials. Media Depot was founded in March 2005 after combining Media Max, a privately held corporation, and Media Depot. Both companies offer a full line of advertising services to manufacturers, distributors and dealers across the United States and Canada.

Media Depot is a national agency familiar with many markets in the United States offering an array of services. Following the acquisition of Media Depot, we have relocated our principal executive offices to 12 North Washington Street, Montoursville, Pennsylvania 17754, telephone number (570) 368-7633. Media Depot also maintains a satellite office in Lonoke, Arkansas, telephone number, (501) 676-0233, and a website that can be accessed at www.CalypsoAdvertising.com.

OUR STRATEGY

Our primary business strategy is to offer quality advertising services at a reduced cost to our clients. Most agencies bill clients for creative expense, however Media Depot provides these services at no cost, which it considers a primary selling tool when soliciting clients. In seeking prospective clients, we first identify targeted manufacturer clients, establish corporate relationships that lead to distributors/dealers, and then implement ad campaigns for segmented client groups. Our target markets are manufacturers that use a co-op advertising strategy with their distributor/dealer network. Media Depot offers a cohesive ad campaign for the manufacturer as well as advertising buying power for the distributor/dealer that they otherwise would not have. Media Depot aggressively negotiates rates for the benefit of clients resulting in increased exposure for the client’s advertising campaign.

Media Depot also offers, through an arrangement with Rovion, “InPerson Moving Media,” a unique way to deliver video characters on a web site with a personalize message to anyone who visits that website. This product runs video clips of actors, spokespersons or company representatives that draw a visual connection with customers visiting web sites. It allows a client’s web site the opportunity to get personal by delivering content in a way that truly speaks to their customers.

THE OFFERING

Selling stockholders

The selling stockholders will offer and sell up to an aggregate of 1,625,000 shares of our common stock, all of which are currently outstanding and which equal approximately 32.5% of our outstanding common stock. For a list of selling stockholders and the number of shares offered by each, please refer to the “Selling Stockholder” section.

Our common stock

As of September 2, 2008, there were 5,000,000 shares of our common stock outstanding. There is presently no market for our common stock.

Plan of distribution

We expect that selling stockholders will sell their shares primarily through sales into the over-the-counter market, should such a market develop, made from time to time at prices that they consider appropriate. See "Plan of Distribution."

Background of the offering

As a condition of the Media Depot acquisition, we agreed to register all 1.5 million shares of our common stock outstanding prior to the acquisition and a portion of the shares issued to Media Depot stockholders in connection with the acquisition. Our board of directors has determined that 125,000 shares of those issued in the acquisition are to be included in the registration statement and offered pursuant to this prospectus. We have also entered into lock-up / leak-out agreements with certain affiliates and principal stockholders that will limit the number of shares those persons may sell during a specified time period.

SUMMARY FINANCIAL INFORMATION

The following summary financial information summarizes the more complete historical financial information included in our financial statements at the end of this prospectus.

SUMMARY FINANCIAL INFORMATION

The following financial information summarizes the more complete historical financial information at the end of this prospectus.

Statements of Operations Data

For the	For the	For the
Six Months Ended	Year Ended	Year Ended
June 30, 2007	December 31, 2007	December 31, 2006

Advertising revenue	$1,929,456	$3,617,047	$3,208,548

Cost of goods sold	1,076,784	2,410,713	2,093,526

Gross margin	852,672	1,206,334	1,115,022

Total expenses	475,086	964,207	929,786

Income from operations	377,586	242,127	185,236

Other income	1,706	7,661	19,894

Income tax expense	147,924	3,860	-

Net income	231,368	$245,928	$205,130

Basic and diluted income per share	$0.05	$0.06	$0.06

Weighted average number of

shares outstanding	5,000,000	4,250,000	3,500,000

Balance Sheet Data

June 30, 2008	December 31, 2007	December 31, 2006
Assets

Current assets

Cash	$461,993	$31,539	$37,252
Accounts receivable, net	649,234	579,968	670,052
Prepaid Expenses	–	2,498	16,080

Total current assets	1,111,227	614,005	723,384

Fixed Assets

Office equipment	34,989	25,754	25,754
Leasehold improvements	155,267	145,464	130,080
Accumulated depreciation	(134,069)	(128,294)	(116,745)

Total fixed assets	56,187	42,924	39,089

Total assets	$1,167,414	$656,929	$762,473

Liabilities and stockholders’ equity

Current Liabilities

Accounts payable and
accrued expenses	$244,054	$50,452	$11,459
Income tax payable	151,784	3,860
Intercompany payable	–	62,400	254,075

Total current liabilities	395,829	116,712	465,534

Stockholders’ equity

Common stock	50	50	35
Additional paid-in capital	19,920	19,920	22,585
Retained Earnings	751,615	520,247	274,319

Total stockholders’ equity	771,585	540,217	296,939

Total liabilities and
stockholders’ equity	$1,167,414	$656,929	$762,473

RISK FACTORS

An investment in our common stock involves significant risks, and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our common stock. If any of the following events or risks actually occur, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment.

Risks Relating to Our Business

The success of our future operations depends on Media Depot’s ability to generate revenues from new and existing clients, which may be subject to many factors.

Media Depot, together with its subsidiary Media Max, have operated since 1998 and reported a net profit in the past two years. Our ability to generate profits in the future depends on many factors, including the following:

●	Our ability to maintain Media Depot’s current client base and to secure new clients in the future;

●	our ability to develop new advertising marketing strategies to offer existing and future clients;

●	our ability to compete with existing and new entities that offer the same or similar services and products as Media Depot;

●	the costs of maintaining and expanding operations; and

●	our ability to attract and retain a qualified work force.

We cannot assure you that we will achieve or maintain any of the foregoing factors or realize profitable operations in future.

Future operating results are difficult to predict.

We may experience significant quarter-to-quarter fluctuations in revenues and net income (loss). The advertising business tends to include larger promotions in the summer and during the winter holiday season. Advertising budgets for existing and new clients vary year-to-year, influencing their advertising schedules. Thus, we believe that quarter-to-quarter comparisons of historical operating results will not be a good indication of future performance. It is likely that in some future quarter, operating results may fall below the expectations of securities analysts and investors, which could have negative impact on the price of our common stock.

Media Depot relies on the continued development of new and competitive promotional programs and advertising campaigns.

A significant portion of Media Depot’s revenues come from promotional programs and advertising campaigns developed for clients. We must continually develop and market new and competitive promotional programs and advertising campaigns that will be competitive with other companies offering the same or similar services and products. There can be no assurance that Media Depot or its clients will be able to secure necessary licenses for additional entertainment properties on which to base promotional programs or that, if secured, such licenses will result in successful campaigns.

If some Media Depot clients experience financial distress, their weakened financial position could negatively affect our own financial position and results.

Media Depot has a diverse client base and, at any given time, one or more clients may experience financial distress, file for bankruptcy protection or go out of business. If a client with whom Media Depot does a substantial amount of business experiences financial difficulty, it could delay or jeopardize the collection of accounts receivable, result in significant reductions in services provided by us and may have a material adverse effect on our financial position, results of operations and liquidity.

Media Depot receives approximately 28% of its revenue from its three largest clients and the loss of one or more of these clients could adversely impact results of operations and financial condition.

Media Depot clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. It is possible that clients could reduce spending in comparison with historical patterns, or they could reduce future spending. Media Depot’s three largest clients account for approximately 28% of its total revenues. A significant reduction in advertising and marketing spending by its largest clients, or the loss of one or more of these clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect revenues. This could have a material adverse effect on our results of operations and financial condition.

Our business may be vulnerable to potential lawsuits regarding ad content or system failure.

Because Media Depot facilitates the placement of advertisements in print and/or on-line publications, potential claims may be asserted for negligence, defamation or personal injury, or for reasons based on other theories, due to the nature of the advertisements’ content. Current technology does not contemplate the review of classified ad content processed on websites for libelous or other statements that might give rise to possible liability. This role has been fulfilled historically by each publication and we expect the publications will continue to monitor their ads. Although we anticipate obtaining general and professional liability insurance, such coverage may not cover potential claims or may not be adequate to indemnify us fully. Any imposition of liability or legal defense expenses that are not covered by insurance or that are in excess of our insurance coverage could place a strain on our available cash resources, could seriously jeopardize the success of our business plan and could materially and adversely affect our financial position, results of operations and cash flows.

The advertising industry is highly competitive and if we are unable to compete successfully, our results of operations could be negatively and severely affected.

The advertising and media industry is highly competitive and marked by several competitors of various size and resources. A significant capital base is not necessarily required to enter into the business making it relatively easy for new competitors to enter the market. Our principal competitors and potential competitors include Interpublic Group, Catalina Marketing Group, Omnicom Group Inc. and other local and national advertising agencies. Our services must compete with other agencies and providers of creative or media services in order to maintain existing client relationships and to win new clients. A client’s perception of the quality of our creative work, our reputation and the reputations of the agencies with which we work, are important factors in determining our competitive position. An agency’s ability to serve clients, particularly large international clients, on a broad geographic basis is also an important competitive consideration. Because an agency’s principal asset is its people, freedom of entry into the business is almost unlimited and a small agency is, on occasion, able to take all or some portion of a client’s account from a much larger competitor. Many existing and potential competitors have greater financial resources, larger market share, and larger production and creative capability, which may enable them to establish a stronger competitive position than we have. If we fail to address competitive developments quickly and effectively, we will not be able to grow our business or remain a viable entity.

If we fail to keep up with changes affecting marketing trends, technology and the markets that we serve, we will become less competitive, which would adversely affect future financial performance.

In order to remain competitive we must respond on a timely and cost-efficient basis to changes in advertising and marketing trends, technology, industry standards and procedures and customer preferences. We need to continuously develop new strategies, advertising and marketing campaigns, technologies and services to address new developments in advertising. In some cases these changes may be significant and the cost to comply with these changes substantial. We cannot assure you that we will be able to adapt to any changes in the future or that we will have the financial resources to keep up with changes in the marketplace. Also, the cost of adapting to changes may have a material and adverse effect on our operating results.

Our future success depends on retaining existing key employees and hiring and assimilating new key employees.

In order to achieve success, we must retain Media Depot’s key employees, including its executive officers, creative staff and research and media personnel. We must also be able to attract new personnel as needed. Although we currently have employment agreements with two executive officers, each executive may be able to terminate his agreement at any time. Presently, no other employment contracts exist. Our ability to attract and retain key personnel is influenced by a variety of factors, including compensation we pay, which could be adversely affected by our financial or market performance. It would be difficult for us to replace any one of these individuals. In addition, as we grow we may need to hire additional key personnel. We may not be able to identify and attract high quality employees or successfully assimilate new employees into our existing management structure.

Government regulations and consumer advocates may limit the scope of the content of our services, which could affect our ability to meet clients’ needs.

Government agencies and consumer advocacy groups may, directly or indirectly from time to time, affect or attempt to affect the scope, content and manner of presentation of advertising, marketing and corporate communications services, whether through regulations or other governmental actions. There has been an increasing tendency on the part of advertisers and consumer groups to challenge advertising through legislation, regulation, the courts or otherwise. These actions may be premised on the grounds that the advertising is false and deceptive or injurious to public welfare. Any such limitations on the scope of the content of services provided could affect our ability to meet clients’ needs. In addition, there has been an increasing tendency on the part of businesses to resort to the judicial system to challenge advertising practices. We cannot assure investors in our stock that such claims by businesses or governmental agencies will not have a material adverse effect on our results of operations and financial condition in the future.

Our business could be adversely affected by negative economic developments in the advertising industry and/or the economy in general.

Media Depot depends on the perceived demand for advertising in the business community, which can be adversely affected by declines in the businesses of clients and prospective clients and/or downturns in the general economy. Accordingly, the success of our business is susceptible to downturns in not only the business of our clients, but also in the economy in general. Any significant downturn in the advertising market or in general economic conditions would likely hurt our business and operating results.

We may not be able to manage future growth effectively, which could adversely affect our operations and financial performance.

The ability to manage and operate our business as we execute our development and growth strategy will require effective planning. Significant rapid growth and/or possible future acquisitions could strain management and internal resources that could adversely affect financial performance. We anticipate that future growth or acquisitions could place a significant strain on personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will also require attracting, training, motivating, retaining and managing new employees and continuing to update and improve operational, financial and management controls and procedures. If we do not manage growth effectively, our operations could be adversely affected resulting in slower growth and a failure to achieve or sustain profitability.

There are risks associated with possible future acquisitions.

As a term of the Media Depot acquisition, we are reserving 5.0 million shares of our common stock for use in potential future acquisitions of other businesses, entities or assets related to the Media Depot’s business. No business, asset or acquisition has currently been identified and none is anticipated in the immediate future. However, if presented with an appropriate opportunity, we may make an acquisition of one or more complementary companies or businesses. There can be no assurance that the anticipated benefits of any future acquisition will be realized. In the event we make a future acquisition, we could have difficulty in assimilating that business’ personnel and operations. In addition, key personnel of an acquired business may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract management and employees and increase expenses. Also, future acquisitions would most likely result in potentially dilutive issuances of our common stock, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could adversely affect our results of operations and financial condition.

Being a public company involves increased administrative costs, which could result in lower net income and make it more difficult for us to attract and retain key personnel.

As a public company, we incur significant legal, accounting and other expenses that Media Depot did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 as well as new rules subsequently implemented by the SEC, have required changes in corporate governance practices of public companies. We expect that these new rules and regulations will increase our legal and financial compliance costs and make some activities more time consuming. For example, in connection with being a public company, we may have to create new board committees, implement additional internal controls and disclose controls and procedures, retain a financial printer, adopt an insider trading policy and incur costs relating to preparing and distributing periodic public reports. These new rules and regulations could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee.

Risks Relating to the Offering and Ownership of Our Common Stock

There is not currently, nor has there ever been, a public trading market for our common stock

In connection with this offering by selling stockholders, we intend to request a broker/dealer to make an initial application to the Financial Industry Regulatory Authority to have our shares quoted on the OTC Bulletin Board. Inclusion on the OTC Bulletin Board would permit price quotations for our shares to be published by that service. However, we do not anticipate a substantial public trading market in our shares in the immediate future.

Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities. There can be no assurance that our shares will be accepted for trading on the OTC Bulletin Board or any other recognized trading market. Also, there can be no assurance that a public trading market will develop following acceptance by the OTC Bulletin Board or at any other time in the future or, that if such a market does develop, that it can be sustained. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, we must keep current in our filing obligations with the SEC, including periodic and annual reports and the financial statements required thereby. In the event that we become delinquent in our filings or otherwise lose our status as a "reporting issuer," any future quotation of our shares on the OTC Bulletin Board would be jeopardized.

A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, we have no plans to register our securities in any particular state. Whether stockholders may trade their shares in a particular state is subject to various rules and regulations of that state.

In the event that our shares are quoted in a public market, the stock price may be volatile and subject to numerous factors.

There can be no assurance that our shares will be accepted for trading on the OTC Bulletin Board or other recognized trading market, or that if they are, there will be an active trading market for the shares. Accordingly, it could be difficult for holders of our common stock to liquidate their shares. Any trading market that may develop will most likely be very volatile and subject to numerous factors, many of which would be beyond our control. Some of the factors that may influence the price of our shares are:

●	our failure to achieve and maintain profitability;

●	changes in earnings estimates and recommendations by financial analysts;

●	actual or anticipated variations in our quarterly and annual results of operations;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, new products or services, acquisitions, commercial relationships, joint ventures or capital commitments;

●	the loss of significant clients or customers;

●	the loss of significant partnering relationships; and

●	general market, political and economic conditions.

In the past, following periods of extreme volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management's time and attention, which would otherwise be used to benefit our business.

Effective voting control of our company is held by directors and certain principal stockholders.

Approximately 96% of our outstanding shares of common stock are held by our directors and a small number of principal stockholders. These persons have the ability to exert significant control in matters requiring stockholder vote and may have interests that conflict with other stockholders. As a result, a relatively small number of stockholders acting together, have the ability to control all matters requiring stockholder approval, including the election of directors and approval of acquisitions, mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company. It could also deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock.

We do not expect to pay dividends in the foreseeable future, which could make our stock less attractive to potential investors.

We anticipate that we will retain any future earnings and other cash resources for operation and business development and do not intend to declare or pay any cash dividends in the foreseeable future. Any future payment of cash dividends will be at the discretion of our board of directors after taking into account many factors, including operating results, financial condition and capital requirements. Corporations that pay dividends may be viewed as a better investment than corporations that do not.

If our shares eventually trade on the OTC Bulletin Board, transactions may be subject to certain "penny stock” regulation which could have a negative effect on the price of our shares in the public market.

Public trading of our common stock on the OTC Bulletin Board may be subject to certain regulations commonly referred to as penny stock rules. A penny stock is generally defined to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers. These may require a broker-dealer to make a special suitability determination for purchasers of penny stocks and to receive the purchaser's prior written consent to the transaction. A broker-dealer may also be required to deliver to a prospective purchaser of a penny stock, prior to the first transaction, a risk disclosure document relating to the penny stock market.

Consequently, penny stock rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of stockholders to sell their shares. These requirements may be considered cumbersome by broker-dealers and could impact the willingness of a particular broker-dealer to make a market in our shares, or they could affect the price at which our shares trade. Also, many prospective investors may not want to get involved with the additional administrative requirements, which may have a material adverse effect on the trading of our shares.

Future sales or the potential for sale of a substantial number of shares of our common stock, could cause our market value to decline.

We currently have 5.0 million shares of common stock outstanding, of which 1,625,000 shares are being offered under this prospectus by selling stockholders. The shares offered by selling stockholders will be freely tradeable without restriction upon the effectiveness of our registration statement. However, 1,180,200 shares offered by selling stockholders are subject to certain lock-up/leak-out agreements that restrict the number of shares a particular stockholder may sell during a designated period.

The remaining 3,375,000 shares outstanding are considered restricted securities and may be sold only pursuant to a registration statement or the availability of an appropriate exemption from registration. Of these shares, 3,195,000 shares are also subject to lock-up/leak-out agreements. Sales of a substantial number of these restricted shares in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline and materially impair our ability to raise capital through the sale of additional equity securities.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements relating to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will” “should," “expect," "intend," "plan," anticipate," "believe," "estimate," "predict," "potential," "continue," or similar terms, variations of such terms or the negative of such terms. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including those risks discussed in the “Risk Factors” section beginning on page 6. Although forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment, actual results could differ materially from those anticipated in such statements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

DILUTION

We are not offering or selling any of the shares of common stock in this offering. All of the offered are held by selling stockholders and, accordingly, no dilution will result from the sale of the shares.

MARKET FOR OUR COMMON STOCK

There is not currently, nor has there ever been, a public trading market for our common stock. As of the date hereof there are approximately 50 stockholders of record of our common stock. We intend to request a broker/dealer to make an initial application to the Financial Industry Regulatory Authority to have our shares quoted on the OTC Bulletin Board. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934.

Inclusion on the OTC Bulletin Board will permit price quotations for our shares to be published by that service. Although we intend to request that an application to the OTC Bulletin Board be submitted, we do not anticipate a public trading market in our shares in the immediate future. Any future secondary trading of our shares may be subject to certain state imposed restrictions. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities. There can be no assurance that our shares will be accepted for trading on the OTC Bulletin Board or any other recognized trading market. Also, there can be no assurance that a public trading market will develop following acceptance by the OTC Bulletin Board or at any other time in the future or, that if such a market does develop, that it can be sustained.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, we have no plans to register our securities in any particular state.

Penny Stock Rule

It is unlikely that our securities will be listed on any national or regional exchange or The Nasdaq Stock Market in the foreseeable future. Therefore our shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for broker-dealer transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is:

●	registered and traded on a national securities exchange meeting specified criteria set by the SEC;

●	authorized for quotation on The Nasdaq Stock Market;

●	issued by a registered investment company;

●	excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or

●	exempted from the definition by the SEC.

Broker-dealers who sell penny stocks to persons other than established customers and accredited investors are subject to additional sales practice requirements. An accredited investor is generally defined as a person with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For a transaction covered by these rules, a broker-dealer must:

●	make a special suitability determination for the purchase of such securities;

●	receive the purchaser's written consent to the transaction prior to the purchase;

●	deliver to a prospective purchaser prior to the first transaction, a risk disclosure document relating to the penny stock market;

●	disclose the commissions payable to both the broker-dealer and registered representative and the current quotation for the penny stock; and

●	send monthly statements to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

These rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock, which could affect the price of our shares and the ability of stockholders to sell their shares. Also, penny stock requirements may be considered too cumbersome by broker-dealers and could impact the willingness of a particular broker-dealer to make a market in our shares.

Rule 144

A total of 3,375,000 shares of our common stock presently outstanding and not being registered for resale under this prospectus, are deemed to be “restricted securities” as defined by Rule 144 under the Securities

Act. Rule 144 is the common means for a stockholder to resell restricted securities and for affiliates, to sell their securities, either restricted on non restricted (control) shares. Rule 144 has been amended by the SEC, effective February 15, 2008.

Under the amended Rule 144, an affiliate of a company filing reports under the Exchange Act who has held their shares for more than six months, may sell in any three-month period an amount of shares that does not exceed the greater of:

●	the average weekly trading volume in the common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale, or

●	1% of the shares then outstanding.

Sales by affiliates under Rule 144 are also subject to certain requirements as to the manner of sale, filing appropriate notice and the availability of current public information about the issuer.

A non-affiliate stockholder of a reporting company who has held their shares for more than six months, may make unlimited resales under Rule 144, provided only that the issuer has available current public information about itself. After a one-year holding period, a non-affiliate may make unlimited sales with no other requirements or limitations.

An important exception to the availability of the amended Rule 144 is that Rule 144 is not available for either a reporting or non-reporting shell company, unless the company:

●	has ceased to be a shell company;

●	is subject to the Exchange Act reporting obligations;

●	has filed all required Exchange Act reports during the preceding twelve months; and

●	at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

Following our acquisition of Media Depot, we ceased to be a shell company. On January 4, 2008, we filed with the SEC a Form 8-K current report that included comprehensive information that reflects that we are no longer a shell company. Accordingly, our stockholders may not avail themselves to Rule 144 until January 5, 2009.

We cannot predict the effect any future sales under Rule 144 may have on the market price of our common stock, if a market for our shares develops, but such sales may have a substantial depressing effect on such market price.

Dividends

We have never declared cash dividends on our common stock, nor do we anticipate paying any dividends on our common stock in the future.

THE OFFERING

Commencing the date of this prospectus, selling stockholders propose to offer shares of our common stock at $1.00 per share, until the shares are approved for and quoted on the OTC Bulletin Board. Thereafter, the shares will be offered at market prices, if a market develops, or at privately negotiated prices. Of the shares being offered hereby, 1,180,200 shares are subject to lock-up/leak-out agreements that limit the number of shares the selling stockholders may sell during a particular time period. There is currently no trading market or quoted price for our stock, and the above offering price has been arbitrarily determined without any relation to factors such as a value determination, price earnings ratio, book value, or any other objective criteria.

Contemporaneously with the filing of the registration statement to which this prospectus relates, we will request that a broker-dealer submit an application to have our shares quoted on the OTC Bulletin Board. There can be no assurance that our shares will be accepted by the OTC Bulletin Board or that an active market for our shares will be established.

PLAN OF DISTRIBUTION

We are registering the 1,625,000 shares of common stock on behalf of the selling stockholders. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, assignees, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. Selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds from sales by the selling stockholders.

We expect that the selling stockholders will sell their shares, at such time as a public market develops for our common shares, primarily through sales into the over-the-counter market made from time to time at prevailing market prices. Shares may be sold by the selling stockholders from time to time in one or more transactions at or on any stock exchange, market or trading facility on which shares are traded in the future or in private transactions. Sales may be made at fixed or negotiated prices, and may be effected by means of one or more of the following transactions, which may involve cross or block transactions:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	transactions in which broker-dealers may agree with one or more selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

●	a combination of any of the above or any other method permitted pursuant to applicable law.

Selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. The selling stockholders will have the sole discretion not to accept any purchase offer or make any sale of their shares if they deem the purchase price to be unsatisfactory at a particular time. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

Broker-dealers engaged by selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser, in amounts to be negotiated. Selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with sales of common stock or interests therein, selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. Selling stockholders may also engage in short sales, puts and calls or other transactions in our securities or derivatives of our securities and may sell and deliver shares in connection with these transactions.

Selling stockholders and broker-dealers or agents involved in an arrangement to sell any of the offered shares may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act. Any profit on such sales and any discount, commission, concession or other compensation received by any such underwriter, broker-dealer or agent, may be deemed an underwriting discount and commission under the Exchange Act. No selling stockholder has informed us that they have an agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder should notify us that they have a material arrangement with a broker-dealer for the resale of their shares, we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreement between the selling stockholder and broker-dealer or agent.

We have agreed to pay all fees and expenses incurred by us incident to the registration of the common stock, including SEC filing fees. Each selling stockholder will be responsible for all costs and expenses in connection with the sale of their shares, including brokerage commissions or dealer discounts. Selling stockholders will be indemnified by us against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

Selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of common stock by them. The foregoing may affect the marketability of such securities. To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Selling stockholders and other persons participating in the sale or distribution of the shares offered hereby, will be subject to applicable provisions of the Securities Exchange Act of 1934 and rules and regulations promulgated thereunder, including, without limitation, Regulation M. With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of any of the shares by, selling stockholders, affiliated purchasers and any broker-dealer or other person who participates in the sale or distribution. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the shares offered by this prospectus.

No selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

SELLING STOCKHOLDERS

We are registering the shares of our common stock offered for resale pursuant to this prospectus to afford the selling stockholders the opportunity to sell their shares in a public transaction.

As a post-closing covenant of our acquisition of Media Depot, we agreed to register the 1.5 million shares of our common stock previously issued on September 8, 1999 and currently held by 37 stockholders. We also agreed to register an undetermined number of additional shares issued pursuant to the acquisition of Media Depot, at the discretion of the board of directors. Subsequently, our board determined that an additional 125,000 shares of our common stock would be registered.

The following table provides information regarding the beneficial ownership of our common stock being offered for resale by the selling stockholders. In computing the number of shares beneficially owned by a selling stockholder and the percentage ownership of that selling stockholder, we have included all shares of common stock owned or beneficially owned by that selling stockholder. Each selling stockholder’s percentage of ownership depicted below is based on 5.0 million shares of our common stock outstanding as of September 2,

2008. The selling stockholders may offer the shares for sale from time to time in whole or in part. Except where otherwise noted, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them. Also, certain selling stockholders have entered into lock-up/leak-out agreements they are limited in the number of shares they may sell during a particular time period. Information concerning these agreements are included in the footnotes to the following table.

Beneficial Ownership	Number of	Number of Shares	Number of Shares	Percentage
Name	Shares Owned	Being Registered	Owned After Offering	After Offering

Tom Behan	400	400	0	0%
Brett Benson	400	400	0	0%
Edward Cowle (1)	600,000	600,000	0	0%
Robert Dansby	400	400	0	0%
Bob Dempsey	400	400	0	0%
Eleanor Griffin	400	400	0	0%
Matthew J. Hoff (2)	1,035,000	50,000	985,000	19.70%
Jo Juliano	400	400	0	0%
John S. Juliano	400	400	0	0%
Rose Mary Kelly	400	400	0	0%
Robyn Mancini	400	400	0	0%
Dale Miller	400	400	0	0%
Dave Miller	400	400	0	0%
Jean Miller	400	400	0	0%
Leonard E. Neilson (3)	250,000	25,000	225,000	4.50%
Bernadette Ott	400	400	0	0%
Michael D. Parnell (4)	1,035,000	50,000	985,000	19.70%
Janis Patterson	400	400	0	0%
John Price	400	400	0	0%
Andrea Ruzicka	400	400	0	0%
Jim Ruzicka	400	400	0	0%
Rocky Smith	4,400	4,400	0	0%
Jeannie Snow	400	400	0	0%
Michelle Snow	400	400	0	0%
Ron Snow	400	400	0	0%
Jill-Marie Steeley	400	400	0	0%
Tom Walker	400	400	0	0%
Sharon Walter	400	400	0	0%
Pete Wells	400	400	0	0%
Haley Wheeler	400	400	0	0%
Scott Wheeler	400	400	0	0%
Tonya Wheeler	400	400	0	0%
Laura Wilkins	400	400	0	0%
Sandra Wilkins	400	400	0	0%
Dave Williams	400	400	0	0%
Geoff Williams (5)	284,200	284,200	0	0%
H. Deworth Williams (6)	596,000	596,000	0	0%
Nate Williams	400	400	0	0%
Harry Winderman	3,000	3,000	0	0%
TOTAL	3,820,000	1,625,000	2,195,000	43.90%

______________________

(1) Of the 600,000 shares being registered, 500,000 are subject to a lock-up / leak-out agreement, which is equal to 10.0% of the total outstanding shares.

(2)	The 985,000 shares to be owned after the offering are subject to a lock-up / leak-out agreement.
(3)	The 225,000 shares to be owned after the offering are subject to a lock-up / leak-out agreement.
(4)	The 985,000 shares to be owned after the offering are subject to a lock-up / leak-out agreement.

(5) Of the 284,200 shares being registered, 184,200 are subject to a lock-up / leak-out agreement, which is equal to 5.7% of the total outstanding shares.

(6) Of the 596,000 shares being registered, 496,000 are subject to a lock-up / leak-out agreement, which is equal to 9.9% of the total outstanding shares.

Lock-up / Leak-out Agreements

In connection with this offering, we have entered into lock-up / leak-out agreements with certain officers, directors and principal stockholders relating to an aggregate of 4,375,200 shares. Of the total shares subject to the lock-up, 1,180,200 shares are being registered and offered by three selling stockholders, Edward Cowle, Geoff Williams and H. Deworth Williams, as depicted in the above table. In addition to these 1,180,200 locked-up shares, each of these three selling stockholders is offering hereby 100,000 shares, which shares are not subject to the lock-up. The remaining 3,195,000 shares subject to lock-up agreements are held by four principal stockholders, three of which, Matthew J. Hoff, Leonard E. Neilson and Michael D. Parnell, are depicted in the above table. The fourth person, Greg Welteroth, owns 1,000,000 shares subject to lock-up, but is not offering any shares hereby.

Under the terms of the lock-up, each individual stockholder is permitted to sell in any three month period, that number of locked-up shares that would be otherwise permissible under Rule 144 of the Securities Act, which amount equals 1% of the company’s total outstanding shares. Those shares subject to the lock-up and not included in this prospectus, would have to be sold in compliance with the provisions of Rule 144, as applicable. The lock-up will expire on June 30, 2009.

CAPITALIZATION

The following table sets forth our actual capitalization at June 30, 2008. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus.

June 30, 2008

Common stock: 20,000,000 shares authorized, par value of $0.00001; 5,000,000 shares issued and outstanding	50
Additional paid-in capital	19,920
Retained earnings	751,615
Total stockholders' equity	$771,585

LEGAL PROCEEDINGS

From time to time, we may be involved in various claims, lawsuits, and disputes with third parties incidental to the normal operations of the business. As of the date of this prospectus, we are not aware of any material claims, lawsuits, disputes with third parties or regulatory proceedings that would have any material affect on our business.

BUSINESS

Following the Media Depot acquisition, we became engaged in the business of offering a full line of advertising services to manufacturers, distributors and dealers across the United States and Canada. Media Depot specializes in co-op advertising and offers services ranging from buying and planning media in radio, TV, cable, print or outdoor advertising, to creating print ads and producing electronic commercials. Media Depot was founded in March 2005 by combining Media Max, a privately held corporation, and Media Depot. Media Max has been operating since 1998. Both companies offer a full line of advertising services to manufacturers, distributors and dealers.

In August 2007, Media Depot acquired all of Media Max’s assets, properties, goods, inventories, contracts and other intangible assets, although Media Max remains a subsidiary of Media Depot. Unless otherwise indicated, references herein to Media Depot will include Media Max as its subsidiary.

Media Depot maintains its principal offices at 12 North Washington Street, Montoursville, Pennsylvania 17754 and its telephone number is (570) 368-7633. We also maintains a satellite office in Lonoke, Arkansas, telephone number is 501-676-0233. Media Depot’s maintains a website that can be accessed at www.CalypsoAdvertising.com.

Media Depot is a national agency familiar with many local and regional markets in the United States. Its media buyers have in the aggregate over 30 years of experience in the advertising arena. Media Depot offers an array of services as outlined below:

Media & Marketing
●	Media buying & planning
●	Radio
●	Network TV
●	Cable
●	Newspaper
●	Magazine
●	Direct mail
●	Outdoor
●	Market research
●	Co-Op management
Graphic Design
●	Logo design
●	Point of purchase
●	Display design
●	Outdoor advertising
●	Printed materials
●	Newspaper ads
●	Magazine ads
●	Business cards
●	Door hangers
●	Direct mail
●	Brochures
●	Postcards
●	Inserts
Video
●	Television scripts
●	Television storyboards
●	Television production
Radio
●	Radio scripts
●	Professional voices
●	Radio production
Interactive Media
●	Web site consulting
●	Web site design
●	Custom graphics
●	Web Hosting

There are certain costs directly attributable to each advertising campaign. These costs represent approximately 10% of a campaign's budget and include creative, planning and verification of ads placed. Most agencies bill clients for creative expense, but Media Depot provides creative services at no cost and considers this a primary selling tool when soliciting clients.

Our overall strategy is to first identify targeted manufacturer clients, establish corporate relationships that lead to distributors/dealers, and then implement ad campaigns for segmented client groups that benefit from pricing leverage. Our target markets are manufacturers that utilize a Co-Op advertising strategy with their distributor/dealer network. We offer a cohesive ad campaign for the manufacturer as well as advertising buying power for the distributor/dealer that they otherwise would not have.

A typical advertising agency generates a 15% agency fee and does not generally negotiate rates for the benefit of the client. Media Depot compares rate card cost with the client's past invoices, reviews circulation/subscriber numbers, and then contacts the media offering what Media Depot’s buyers feel is a competitive price for the client's ads. We aggressively negotiate rates for the benefit of the client resulting in increased exposure for the client’s advertising campaign. Because we are not necessarily tied to a particular media, the media bids for the customer's advertising budgets.

Services

Media Depot is a full service advertising agency offering media planning and placement for clients throughout the United States and Canada. We specialize in Co-Op advertising campaigns for manufacturers and dealers.

We aggressively negotiate media rates that deliver more ads per dollar spent providing a competitive advantage for clients that the typical agency does not provide. We also handle all aspects of creating, buying and planning media in radio, TV, cable, print and outdoor advertising.

Through an arrangement with Rovion, we also offer “InPerson Moving Media,” a unique way to deliver video characters on web sites with a personalize message to anyone who visits a website. This product runs video clips of actors, spokespeople or company representatives, that can draw a visual connection with customers visiting web sites. Learning what a company does online is no longer about reading content, but about viewing and listening. Moving Media, allows a client’s web site the chance to get personal by delivering their content in a way that truly speaks to their customers.

Trademarks and Copyrights

We do not typically own trademarks or copyrights on properties on which our services and products are based. These rights are owned or controlled by the creator of the property or by the entity which licenses its intellectual property rights, such as a motion picture or television producer.

Markets and Competition

Media Depot operates in a highly competitive marketplace. Our principal competitors include Interpublic Group, Catalina Marketing Group, Omnicom Group Inc. and other local and national advertising agencies. We must also compete with various local companies in each regional market. We believe the principal competitive factors affecting Media Depot’s business are the development of client marketing and promotional strategies, unique consumer insights, creative execution, license selection, price and service quality. We must compete with companies that have far more extensive sales and development staffs and significantly greater financial resources.

Management believes that we are competitive in our offered services and the marketing and promotional strategies we develop. We also use bulk buying of advertising time and space so that we can offer reduced rates to clients. Further, by not charging for creative expenses, additional savings are passed on to clients. We believe that the Moving Media product is unique to the marketplace and gives us an advantage when competing for on-line advertising business.

Creative Expertise

Some Media Depot clients will require that we provide certain creative services to produce ads. Media Depot employs experienced graphic design persons to create ads for the required media as a client demands. We also employ creative writing and in-house production personnel as needed.

Government Regulation

Our business may be subject to certain government regulations and agencies, such as truth in advertising and legal disclaimers for certain advertisements, in addition to certain consumer advocacy groups.

Employees

Media Depot presently has 11 full time employees, three part-time employees and one consultant. We anticipate that during the next 12 months, we will add approximately 13 employees, including a chief operating officer. Media Depot’s employees are not members of any union, nor have they entered into any collective bargaining agreements, nor is it anticipated in the near future. We believe that our relationship with employees is good.

Facilities

Media Depot maintains its principal offices at 12 North Washington Street, Montoursville, Pennsylvania, which consists of 4,000 sq. ft. of office space. The offices are leased from the Hoff Family Limited Partnership that is controlled by Rose Hoff, the wife of Matthew Huff, a principal stockholder. Lease payments are $1,500 per month and renews monthly.

We also maintain a satellite office in Lonoke, Arkansas, which consists of 2,000 sq. ft. of office space. The offices are leased for $916 per month and renews monthly. The facilities are owned by the J.S. Parnell Trust, of which our C.E.O. Michael D. Parnell is trustee.

Employee Stock Plan

Media Depot has adopted an employee stock plan whereby nine employees will receive an aggregate of 120,000 shares of Calypso common stock. An aggregate of 180,000 shares may be issued under the plan. All of the shares to be issued will remain in trust and ownership of the shares shall not vest with the individual employee until the certain employment criteria have been met. Each employee must execute an employment agreement with Media Depot and continuously remain an employee for the time period indicated below.

Time Period	Percent of Shares Vested
12 months from the date employment agreement is signed	25%
24 months from the date employment agreement is signed	25%
36 months from the date employment agreement is signed	25%
48 months from the date employment agreement is signed	25%

Upon an employee fulfilling each time period of employment, we will deliver to the employee a stock certificate for that number of shares of Calypso common stock indicated above. In the event an employee does not enter into an employment agreement or fails to fulfill any of the applicable time periods of employment, those shares of common stock not so earned by and vested with the employee will be delivered to us and canceled.

None of the shares issued under the plan will be registered under the Securities Act. The shares are being issued pursuant to an exemption from registration under the Securities Act and are deemed restricted securities. Certificates representing the shares will bear an appropriate restrictive legend and may not be offered for sale, sold or otherwise transferred except pursuant to a registration statement under the Securities Act or an appropriate exemption from such registration.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

Results of Operations

For the three and six month periods ended June 30, 2008 and 2007.

The following table sets forth the percentage relationship to total revenues of principal items contained in the our statements of operations for the three and six month periods ended June 30, 2008 and 2007. It should be noted that percentages discussed throughout this analysis are stated on an approximate basis.

Three Months Ended	Six Months Ended
June 30,	June 30,
2008	2007	2008	2007
(Unaudited)	(Unaudited)
Total revenues	100%	100%	100%	100%
Cost of goods sold	75%	70%	56%	67%
Gross margin	25%	30%	44%	33%
Total expenses	20%	11%	24%	17%
Income from operations	5%	19%	20%	16%
Other income (expense)	0%	0%	0%	0%
Income before income taxes	5%	19%	20%	16%
Income tax expense	2%	—	8%	—
Net income	3%	19%	12%	16%

__________________________________

Three months ended June 30, 2008 compared to three months ended June 30, 2007.

Total revenues for the three-month period (“second quarter”) ended June 30, 2008 decreased approximately 16% to $1,037,580, when compared to $1,228,621 for second quarter of 2007. The decrease is attributed to seasonal spending from our clients resulting in a reduction of our clients advertising plans and budgets. Cost of goods sold decreased 9% to $779,970 in the first quarter of 2008 from $855,760 in the first quarter of 2007, due to reduction in our client’s advertising plans and budgets. As a percentage of total revenues, cost of goods sold increased from 70% in the first quarter of 2007 to 75% in the first quarter in 2008, which reflects a different media mix for our advertisers.

Total expenses for the first quarter of 2008 were $207,435, a 48% increase when compared to $140,222 during the first quarter of 2007. The increase is due primarily to the 49% increase in general and administrative expenses attributed to an increase in employees and related expenses during the 2008 period. Total expenses as a percentage of total revenues increase from 11% in 2007 to 20% in 2008. Net income for the first quarter of 2008, after an income tax expense of $20,194, was $31,586 ($0.01 per share), an 87% decrease from the net income of $234,794 ($0.07 per share) in the 2007 period.

Six months ended June 30, 2008 compared to three months ended June 30, 2007..

Total revenues for the six-month period (“first half”) ended June 30, 2008 decreased approximately 8% to $1,929,456, compared to $2,106,661 for first half of 2007. The decrease is attributed to seasonal spending from our clients resulting in a reduction of our clients advertising plans and budgets. Cost of goods sold decreased 23% to $1,076,784 in the first half of 2008 from $1,404,061 in the first half of 2007, due to reduction in our client’s advertising plans and budgets. As a percentage of total revenues, cost of goods sold decreased from 67% in the first half of 2007 to 56% in the first half in 2008, which reflects a different media mix for our advertisers.

Total expenses for the first half of 2008 were $475,086, a 30% increase when compared to $364,738 during the first half of 2007. The increase is due primarily to the 31% increase in general and administrative expenses attributed to an increase in employees and related expenses during the 2008 period. Total expenses as a percentage of total revenues increase from 17% in 2007 to 24% in 2008. Net income for the first half of 2008, after an income tax expense of $147,924, was $231,368 ($0.05 per share), and 32% decrease from the net income of $341,702 ($0.10 per share) in the 2007 period.

Liquidity and Capital Resources

At June 30, 2008, we had total current assets of $1,111,227, consisting of accounts receivable of $649,234 and cash of $461,993. At December 31, 2007, we had total current assets of $614,005, primarily in accounts receivable of $579,968 and cash of $31,539. Working capital at June 30, 2008 was$715,398 compared to $497,293 at December 31, 2007. This increase is primarily due to the increases in cash and was partially offset by the $151,784 income tax payable at June 30, 2008.

At June 30, 2008, we had total assets of $ 1,167,414 and stockholders equity of $771,585, compared to total assets of $656,929 and a stockholders' equity of $540,217 at December 31, 2007. Net cash provided by operating activities was $449,491 for the first half of 2008 compared to $192,717 for the comparable 2007 period, due primarily to an increase in accounts payable of $279,117 in the first half of 2008.

Current assets decreased from $723,384 at December 31, 2006 to $614,005 at December 31, 2007, primarily due to a decrease in accounts receivable from $670,052 to $579,968 during the year. Working capital at December 31, 2006 was $257,850 compared to $497,293 at December 31, 2007 This increase in working capital is due to decreases in accounts payable and payables to stockholders. At December 31, 2006, we had total assets of $762,473 and stockholders' equity of $296,939.

Inflation

In the opinion of management, inflation has not and will not have a material effect on our operations in the immediate future. Management will continue to monitor inflation and evaluate the possible future effects of inflation on our business and operations.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning January 1, 2008. We are currently assessing the potential impact that adoption of SFAS No. 157 would have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 gives the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. SFAS No. 159 is effective beginning January 1, 2008, although early adoption is permitted. We are currently assessing the potential impact that adoption of SFAS No. 159 will have on our financial statements.

The FASB has revised SFAS No. 141, which establishes uniform treatment for all acquisitions and defines the acquiring company. The statement further requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquired at the acquisition date, measured at their fair market values as of that date. It requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquired, at the full amounts of their fair values. This changes the way that minority interest is recorded and modified as a parent’s interest in a subsidiary changes over time. This statement also makes corresponding significant amendments to other standards that related to business combinations, namely, SFAS 109, 142 and various EITF’s. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We believe the implementation of this standard will have no effect on our financial statements.

MANAGEMENT

Directors and Executive Officers

At the effective time of our acquisition of Media Depot on December 31, 2007, our directors and executive officers resigned in accordance with the provisions of the merger agreement. At that time, two new directors were appointed to serve on the board of directors. The following table sets forth the name, age and position of our present directors and executive officers.

Name	Age	Position

Michael D. Parnell	49	Chief Executive Officer and Director
Timothy Young	42	Director
Phyllis Park	49	Secretary

___________________________

All directors serve for one-year terms until their successors are elected or they are re-elected at the annual stockholders' meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.

There is no arrangement, agreement or understanding between any of the directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer. Also, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of our affairs.

The business experience of each of the persons listed above during the past five years is as follows:

Michael D. Parnell was appointed as a directors, President and Chief Executive Officer on December 31, 2007 following the acquisition of Media Depot. Mr. Parnell is a graduate of the University of Arkansas with a degree in Agricultural Economics. In 2002, Mr. Parnell joined J.I.T. Distribution as President and was responsible for marketing, licensing and branding a variety of odor control products through retail distribution chains. In 2004, Mr. Parnell joined GWA, a national advertising agency as a National Account Director, directing Co-Op advertising for 23 markets across the United States. In 2005, Mr. Parnell joined Media Depot as National Account Director and was responsible for securing new clients and maintaining existing client relationships.

Timothy Young was appointed as a director following the acquisition of Media Depot. Mr. Young is a graduate of Pepperdine University with a degree in Communications. He has worked in media sales management and revenue generation, specific to the Internet and television, for the past 15 years with a focused on revenue forecasting, sales training, and concept selling. In 2002, Mr. Young joined Time Warner Cable Inc. as Regional Vice President, responsible for over $200 million in revenue and 250 sales and marketing personnel. In 2007, Mr. Young joined Rovion Inc., a leading provider of on-line media solutions for web publishers, advertisers, media organizations and business users as President.

Phyllis Park was appointed as our corporate Secretary on January 8, 2008. Prior to joining the Company, Ms. Park handled all the accounting functions for Media Depot since its inception in 2004 including payroll, receivables and payables, costing spreadsheets and maintaining all financials records. Prior to 2004, she work in a similar position with a private company, J.I.T. Packaging, LLC, which she joined in 2001, where she was responsible for all clerical and accounting duties for the Company.

Key Personnel

Our future success depends in large part on the continued services of senior management and key personnel.  In particular, we are highly dependent on the services of Matthew J. Hoff and Michael D. Parnell. Mr. Hoff is the founder of both Media Max and Media Depot and currently serves as Business Manager. Mr. Parnell currently serves as President and Chief Executive Officer. Both Mr. Hoff and Mr. Parnell will be instrumental in the growth of the Company through acquisitions and strategic partnerships.

Except as set forth below, during the past five years, none of our officers, directors, promoters or control persons has had any of the following events occur:

●	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time;

●	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

●

being subject to any order, judgment or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and

●

being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

On January 21, 2000, our current C.E.O. Michael Parnell, entered into a judgment with the SEC against Mr. Parnell and Ammonia Hold, Inc., of which Mr. Parnell was a major stockholder and one-time President. Without admitting or denying the SEC’s allegations, Mr. Parnell and Ammonia Hold consented to the entry of a judgment permanently enjoining them from violation Sections 5(a), 5(c) and 17(a) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Mr. Parnell also agreed to pay a $25,000 civil penalty.

This action arose from the SEC’s allegation that Ammonia Hold and Mr. Parnell violated the registration requirements of the Securities Act in the issuance and sale of stock to a public relations firm. The SEC further alleged that Ammonia Hold and Mr. Parnell improperly reported the proceeds from the sale of stock as licensing revenues instead as an infusion of capital.

Committees of the Board of Directors

None of our directors are deemed to be independent directors. Currently we do not have any standing committees of the board of directors. Until formal committees are established, our board of directors will perform some of the functions associated with a nominating committee and a compensation committee, including reviewing all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation. The board will also perform the functions of an audit committee until we establish a formal committee.

Relationships and Related Party Transactions

Media Depot has entered into an acquisition agreement with two of its principals, Matthew J. Hoff and Michael D. Parnell, as an incentive to locate and acquire new businesses associated with the advertising industry. This would include, but not be limited to businesses such as advertising agencies, printing and public relations firms. The agreement provides that if Media Depot makes an acquisition through the efforts of for Messrs. Hoff and Parnell, they will be entitled to a fee of 10% of the value of the acquisition. Payment of the fee may be in cash or in shares of our common stock. We have assumed the agreement following the acquisition of Media Depot. No prospective acquisitions have been identified as of the date hereof and there can be no assurance that any acquisition will be made in the future.

Media Depot’s principal offices in Montoursville, Pennsylvania are leased from the Hoff Family Limited Partnership that is controlled by Matthew Hoff, a founder of Media Depot and a principal stockholder of Calypso. This agreement was entered into before we acquired Media Depot and has been continued following the acquisition. Lease payments are $1,500 per month and renews monthly.

Our Lonoke, Arkansas offices are leased from the J.S. Parnell Trust, of which our C.E.O. Michael D. Parnell is trustee. This agreement was entered into before we acquired Media Depot and has been continued following the acquisition. Lease payments are $916 per month and renews monthly.

Except as set forth above, we have not entered into any other material transactions with any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of our outstanding shares, nor any member of the above referenced individuals' immediate family.

Executive Compensation

Prior to our acquisition of Media Depot, we did not have a bonus, profit sharing, or deferred compensation plan for the benefit of employees, officers or directors. We did not pay any salaries or other compensation to our officers, directors or employees for the years ended December 31, 2007 and 2006.

In 2006, Media Depot paid compensation of $49,000 to Matthew J. Hoff, its President and CEO, and $5,500 in 2007. Also in 2006 it paid $27,000 to Michael D. Parnell, its National Account Director, and $62,666 in 2007.

Following the Media Depot acquisition, we assumed the employment agreements of Messrs. Hoff and Parnell. Each agreement is for a term of three years commencing January 1, 2007 and will be automatically renewed for an additional year, unless within 90 days prior to the expiration date either party notifies the other party of its intention not to renew.

Mr. Hoff is employed as the company’s business manager and Mr. Parnell as the Chief Executive Officer. Each employee will receive an annual salary of $72,000, which will escalate to $78,000 in year two and $85,000 in year three. Each employee is entitled to four weeks annual vacation and benefits generally extended to executive employees including health and hospitalization insurance for the employee and his family. Also, we may pay each employee an annual incentive bonus, the terms of which will be determined and approved by the board of directors.

We have omitted the summary compensation table as no employee other than Messrs. Parnell and Hoff would be required to be depicted in the table. Also, neither Mr. Parnell nor Mr. Hoff earned any form of compensation other than the salaries set forth above.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of September 2, 2008 with respect to the beneficial ownership of our common stock and based on 5.0 million shares outstanding, but does not include common shares underlying stock purchase warrants:

●	each stockholder believed to be the beneficial owner of more than 5% of our common stock;

●	by each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

For purposes of the following table, a person is deemed to be the beneficial owner of any shares of common stock (i) over which the person has or shares, directly or indirectly, voting or investment power, or (ii) of which the person has a right to acquire beneficial ownership at any time within 60 days after the date of this prospectus. “Voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares. The address of each person listed below, unless otherwise indicated, is c/o Calypso Media Services Group, Inc., 12 North Washington Street, Montoursville, Pennsylvania 17754. The number of shares outstanding is 5.0 million shares.

Name and Address	Amount and Nature of	Percent
of Beneficial Owner	Beneficial Ownership(1)	of Class(2)
5% Beneficial Owners:
Matthew J. Hoff	1,035,000(3)	20.7%
91 Faircrest Road
Montoursville, PA 17754
Greg Welteroth	1,000,000	20.0%
356 Laurens Road
Montoursville, PA 17754
Edward F. Cowle	600,000	12.0%
70 Garth Road
Scarsdale, New York 10583
H. Deworth Williams	596,000	11.9%
19 East 200 South, Suite 1080
Salt Lake City, Utah 84111
Geoff Williams	284,200	5.7%
19 East 200 South, Suite 1080
Salt Lake City, Utah 84111
Leonard E. Neilson	250,000	5.0%
8160 South Highland Drive, Suite 104
Salt Lake City, Utah 84093

Directors and Executive Officers:
Michael D. Parnell	1,035,000(4)	20.7%
c/o Media Depot, Inc.
12 North Washington Street
Montoursville, PA 17754
Timothy Young	0	0.0%

All directors and executive officers	1,035,000(3)(4)	20.7%

as a group (2 persons)

_____________________________

(1) Unless otherwise indicated, the named person will be the record and beneficially owner of the shares indicated.

(2) Percentage ownership is based on 5.0 million shares of common stock outstanding as of September 2, 2008.

(3)	Includes 750,000 shares in the name of the Hoff Family Trust of which Rose Hoff is the trustee.

(4) Includes 1,035,000 shares in the name of the Michael D. Parnell Living Trust, of which Mr. Parnell is the trustee.

DESCRIPTION OF SECURITIES

Our Common Stock

Authorized and Outstanding

We are authorized to issue up to 20 million shares of common stock, par value $0.0001 per share, of which 5.0 million shares are outstanding as of the date of this prospectus.

Voting Rights

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our articles of incorporation or by-laws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

Dividends

There are no restrictions in our articles of incorporation or by-laws that prevent us from declaring dividends. We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Preemptive Rights

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock sold in the offering will when issued, be fully paid and non-assessable.

Employee Stock Plan

We have adopted the Media Depot employee stock plan, whereby nine employees will receive an aggregate of 120,000 shares of our common stock. An aggregate of 180,000 shares may be issued under the plan. All of the shares to be issued will remain in trust and ownership of the shares shall not vest with the individual employee until the certain employment criteria have been met. Each employee must execute an employment agreement with Media Depot and continuously remain an employee for the time period indicated below.

Transfer Agent

We have retained as our transfer agent Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, telephone (801) 281-9746.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws provide that directors, officers and any person who acted at our request as an officer or director, will be indemnified by us to the fullest extent authorized by the general corporate laws of Nevada, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf if:

●	such person acted in good faith with a view to our best interests; and

●	in the case of a monetary penalty in connection with a criminal or administrative action or proceeding, such person had reasonable grounds to believe that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Leonard E. Neilson, Attorney at Law, 8160 South Highland Drive, Suite 104, Sandy, Utah 84093, telephone (801) 733-0800, has acted as our legal counsel.

EXPERTS

Our financial statements for the year ended December 31, 2007 and 2006 appearing in this prospectus and the registration statement to which it relates, have been audited by Moore & Associates, Chartered, independent auditors. Their report is given upon their authority as experts in accounting and auditing. The unaudited financial statements for the six-month period ended June 30, 2008 have been prepared by the Company.

INTEREST OF NAMED EXPERTS AND COUNSEL

Leonard E. Neilson, special legal counsel for our company, received 250,000 shares of our common stock in connection with the acquisition of Media Depot. The shares were issued in consideration for services in bringing the parties together and facilitating the transaction. Mr. Neilson is issuing a legal opinion in connection with the registration statement, to which this prospectus relates, and he is registering 25,000 shares to be offered hereby. No other expert or counsel named in this prospectus was hired on a contingent basis, will receive a direct or indirect interest in Calypso, or was a promoter, underwriter, voting trustee, director, officer, or employee of our company.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC in accordance with its rules and regulations. This prospectus does not contain all of the information in the registration statement. For further information regarding both our company and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules. You may inspect our registration statement, without charge, at the public reference facilities of the SEC’s Washington, D.C. office, 100 F Street, NE, Washington, D.C. 20549 and on its Internet site at http://www.sec.gov. You also may request a copy of the registration statement and these filings by writing or calling us at 12 North Washington Street, Montoursville, Pennsylvania 17754, telephone number (570) 368-7633.

Upon the effectiveness of our registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file reports and other information with the SEC. These reports and other information may also be inspected and copied at the SEC’s public reference facilities or its web site.

CALYPSO MEDIA SERVICES GROUP, INC.

FINANCIAL STATEMENTS

June 30, 2008 and December 31, 2007

CALYPSO MEDIA SERVICES GROUP, INC.
Balance Sheets

ASSETS

	June 30,	December 31,
	2008	2007
CURRENT ASSETS	(unaudited)

Cash	$461,993	$31,539
Accounts receivable, net	649,234	579,968
Prepaid expenses	-	2,498

Total Current Assets	1,111,227	614,005

FIXED ASSETS

Office equipment	34,989	25,754
Leasehold improvements	155,267	145,464
Accumulated depreciation	(134,069)	(128,294)

Total Fixed Assets	56,187	42,924

TOTAL ASSETS	$1,167,414	$656,929

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$244,045	$50,452
Income taxes payable	151,784	3,860
Intercompany payable	-	62,400

Total Current Liabilities	395,829	116,712

STOCKHOLDERS' EQUITY

Common stock; 20,000,000 shares authorized,
at $0.00001 par value, 5,000,000 and 5,000,000 shares	50	50
issued and outstanding, respectively
Additional paid-in capital	19,920	19,920
Retained earnings	751,615	520,247

Total Stockholders' Equity	771,585	540,217

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,167,414	$656,929

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.
Statements of Operations
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
REVENUES

Advertising revenue	$1,037,580	$1,228,621	$1,929,456	$2,106,661

Total Revenue	1,037,580	1,228,621	1,929,456	2,106,661

COST OF GOODS SOLD	779,970	855,760	1,076,784	1,404,061

Gross Margin	257,610	372,861	852,672	702,600

EXPENSES

General and administrative	204,548	137,335	469,312	358,964
Depreciation expense	2,887	2,887	5,774	5,774

Total Expenses	207,435	140,222	475,086	364,738

Income (Loss) from Operations	50,175	232,639	377,586	337,862

OTHER INCOME (EXPENSES)

Interest income	1,605	2,155	1,706	3,840
Gain on sale of asset	-	-	-	-

Total Other Income (Expenses)	1,605	2,155	1,706	3,840

INCOME (LOSS) BEFORE INCOME TAXES	51,780	234,794	379,292	341,702
INCOME TAX EXPENSE	20,194	-	147,924	-

Net Income	$31,586	$234,794	$231,368	$341,702

PER SHARE DATA:

BASIC AND DILUTED INCOME
(LOSS) PER SHARE	$0.01	$0.07	$0.05	$0.10

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	5,000,000	3,500,000	5,000,000	3,500,000

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.
Statements of Stockholders' Equity
(unaudited)

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balance, December 31, 2006	3,500,000	$35	$22,585	$274,319	$296,939

Owner distribution	-	-	(2,650)	-	(2,650)

Recapitalization	1,500,000	15	(15)	-	-

Net income for the year ended December 31, 2007
	-	-	-	245,928	245,928

Balance, December 31, 2007	5,000,000	50	19,920	520,247	540,217

Net income for the six months ended June 30, 2008
	-	-	-	231,368	231,368

Balance, June 30, 2008	5,000,000	$50	$19,920	$751,615	$771,585

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.
Statements of Cash Flows
(unaudited)
	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2008	2007
OPERATING ACTIVITIES

Net income	$231,368	$341,702
Adjustments to Reconcile Net Loss to Net Cash
Used by Operating Activities:
Depreciation and amortization	5,774	5,774
Gain on sale of assets	-	-
Changes in Operating Assets and Liabilities:
(Increase) decrease in accounts receivable	(69,266)	(61,318)
(Increase) decrease in prepaid expenses	2,498	16,080
Increase (decrease) in accounts payable	279,117	(109,621)

Net Cash Provided (Used) by
Operating Activities	449,491	192,617

INVESTING ACTIVITIES

Proceeds from sale of assets	-	-
Purchase of fixed assets	(19,037)	(4,257)

Net Cash Provided (Used) By
Investing Activities	(19,037)	(4,257)

FINANCING ACTIVITIES

Proceeds from shareholder loans	-	-
Repayment of shareholder loans	-	-
Shareholder distributions	-	-

Net Cash Provided (Used) By
Financing Activities	-	-

INCREASE (DECREASE) IN CASH	430,454	188,360

CASH AT BEGINNING OF PERIOD	31,539	37,252

CASH AT END OF PERIOD	$461,993	$225,612

Supplemental Cash Flow Disclosures:

Cash paid for:
Interest expense	$-	$-
Income taxes	$-	$-

Non Cash Financing Activities:
None	$-	$-

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.

Notes to the Condensed Financial Statements

June 30, 2008 and December 31, 2007

NOTE 1 -	CONDENSED FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at June 30, 2008, and for all periods presented herein, have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2007 audited financial statements. The results of operations for the periods ended June 30, 2008 and 2007 are not necessarily indicative of the operating results for the full years.

CALYPSO MEDIA SERVICES GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2007 and 2006

MOORE & ASSOCIATES, CHARTERED

ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Calypso Media Services Group, Inc.

We have audited the accompanying balance sheets of Calypso Media Services Group, Inc. as of December 31, 2007 and December 31, 2006 and the related statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006 and December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calypso Media Services Group, Inc. as of December 31, 2007 and December 31, 2006 and the related statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, December 31, 2006 and December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered

Las Vegas, Nevada

March 27, 2008

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

CALYPSO MEDIA SERVICES GROUP, INC.
Balance Sheets

ASSETS

	December 31,	December 31,
	2007	2006
CURRENT ASSETS

Cash	$31,539	$37,252
Accounts receivable, net	579,968	670,052
Prepaid expenses	2,498	16,080

Total Current Assets	614,005	723,384

FIXED ASSETS

Office equipment	25,754	25,754
Leasehold improvements	145,464	130,080
Accumulated depreciation	(128,294)	(116,745)

Total Fixed Assets	42,924	39,089

TOTAL ASSETS	$656,929	$762,473

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$54,312	$211,459
Due to stockholder	62,400	254,075

Total Current Liabilities	116,712	465,534

STOCKHOLDERS' EQUITY

Common stock; 20,000,000 shares authorized,
at $0.00001 par value, 5,000,000 and 3,500,000 shares	50	35
issued and outstanding, respectively
Additional paid-in capital	19,920	22,585
Retained earnings	520,247	274,319

Total Stockholders' Equity	540,217	296,939

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$656,929	$762,473

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.
Statements of Operations

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
REVENUES

Advertising revenue	$3,617,047	$3,208,548	$983,601

Total Revenue	3,617,047	3,208,548	983,601

COST OF GOODS SOLD	2,410,713	2,093,526	627,457

Gross Margin	1,206,334	1,115,022	356,144

EXPENSES

General and administrative	952,658	918,265	585,867
Depreciation expense	11,549	11,521	39,818

Total Expenses	964,207	929,786	625,685

Income (Loss) from Operations	242,127	185,236	(269,541)

OTHER INCOME (EXPENSES)

Interest income	7,661	6,279	4,497
Gain on sale of asset	-	13,615	-

Total Other Income (Expenses)	7,661	19,894	4,497

INCOME (LOSS) BEFORE INCOME TAXES	249,788	205,130	(265,044)
INCOME TAX EXPENSE	3,860	-	-

Net Income (Loss)	$245,928	$205,130	$(265,044)

PER SHARE DATA:

BASIC AND DILUTED INCOME
(LOSS) PER SHARE	$0.06	$0.06	$(0.08)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	4,250,000	3,500,000	3,500,000

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.
Statements of Stockholders' Equity

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2004	3,500,000	$35	$(35,525)	$417,467	$381,977

Net loss for the year ended December 31, 2005
	-	-	-	(265,044)	(265,044)

Balance, December 31, 2005	3,500,000	35	(35,525)	152,423	116,933

Owner distribution and contribution	-	-	58,110	(83,234)	(25,124)

Net income for the year ended December 31, 2006
	-	-	-	205,130	205,130

Balance, December 31, 2006	3,500,000	35	22,585	274,319	296,939

Owner distribution	-	-	(2,650)	-	(2,650)

Recapitalization	1,500,000	15	(15)	-	-

Net income for the year ended December 31, 2007
	-	-	-	245,928	245,928

Balance, December 31, 2007	5,000,000	$50	$19,920	$520,247	$540,217

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.
Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$245,928	$205,130	$(265,044)
Adjustments to Reconcile Net Loss to Net Cash
Used by Operating Activities:
Depreciation and amortization	11,549	11,512	39,818
Gain on sale of assets	-	(13,615)	-
Changes in Operating Assets and Liabilities:
(Increase) decrease in accounts receivable	90,084	(454,815)	436,811
(Increase) decrease in prepaid expenses	13,582	(16,080)	-
Increase (decrease) in accounts payable	(157,147)	(26,335)	(135,565)

Net Cash Provided (Used) by
Operating Activities	203,996	(294,203)	76,020

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of assets	-	13,615	-
Purchase of fixed assets	(15,384)	(15,158)	(60,844)

Net Cash Provided (Used) By
Investing Activities	(15,384)	(1,543)	(60,844)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from shareholder loans	-	254,075	-
Repayment of shareholder loans	(191,675)	-	-
Shareholder distributions	(2,650)	(25,124)	-

Net Cash Provided (Used) By	(194,325)	228,951	-
Financing Activities

INCREASE (DECREASE) IN CASH	(5,713)	(66,795)	15,176

CASH AT BEGINNING OF YEAR	37,252	104,047	88,871

CASH AT END OF YEAR	$31,539	$37,252	$104,047

Supplemental Cash Flow Disclosures:

Cash paid for:
Interest expense	$-	$-	$-
Income taxes	$-	$-	$-

Non Cash Financing Activities:
None	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

CALYPSO MEDIA SERVICES GROUP, INC.

Notes to the Financial Statements

December 31, 2007 and 2006

NOTE 1 - NATURE OF ORGANIZATION

a. Organization and Business Activities

The Company was incorporated under the laws of the State of Delaware on July 27, 1999. Upon the acquisition of Media Depot, Inc. the Company’s principal business objective is that of offering a full line of advertising services to manufacturers, distributors and dealers across the United States and Canada. The Company specializes in co-op advertising and offers services ranging from buying and planning media in radio, TV, cable, print or outdoor advertising, to creating print ads and producing electronic commercials. Prior to the acquisition of Media Depot, Inc., the Company was a development stage enterprise.

b. Depreciation

The cost of the property and equipment will be depreciated over the estimated useful life of 5 to 7 years. Depreciation is computed using the straight-line method when the assets are placed in service.

c. Accounting Basis

The basis is accounting principles generally accepted in the United States of America. The Company has adopted a December 31 fiscal year end. The owners of Media Depot, Inc. became the controlling shareholders of the Company at the acquisition date. Accordingly the acquisition is accounted for as a recapitalization of Media Depot, Inc. The historical financial statements of Media Depot, Inc. are accounted for as those of the Company. The financial statements present the consolidated operations of Media Depot, Inc. and Media Max, Inc. on a consolidated basis from January 1, 2005.

d. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

e. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f. Revenue Recognition

The Company recognizes when products are fully delivered or services have been provided and collection is reasonably assured.

CALYPSO MEDIA SERVICES GROUP, INC.

Notes to the Financial Statements

December 31, 2007 and 2006

NOTE 1 -	NATURE OF ORGANIZATION (continued)

g. Concentrations of Risk

The Company’s bank accounts are deposited in insured institutions. The funds are insured up to $100,000. At December 31, 2007, the Company’s bank deposits did not exceed the insured amounts.

h. Basic Income per Share

The Computation of basic net income per share of common stock is based on the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2007, 2006 and 2005.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Net income (loss)	$ 249,788)	$ 205,130)	$ (265,044)
Shares (denominator)	4,250,000)	3,500,000)	3,500,000)
Per share amount	$ 0.06)	$ 0.06)	$ (0.08)

i. Income Taxes

Prior to its acquisition, Media Depot, Inc. had elected to be taxed as a Sub-chapter S corporation whereby the income and expenses of the Company are taxed at the shareholder level. Accordingly, there is no income tax expense (benefit) on the Company’s financial statements prior to October 12, 2007.

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal and state income tax rate of 20% to net income before provision for income taxes for the following reasons:

CALYPSO MEDIA SERVICES GROUP, INC.

Notes to the Financial Statements

December 31, 2007 and 2006

NOTE 1 -	NATURE OF ORGANIZATION (continued)

i. Income Taxes

December 31,	December 31,
2007	2006	.
Income tax expense at statutory rate	$3,860	$-0-
Common stock issued for services	-0-	(-0-)
Valuation allowance	-0-	(-0-)

Income tax expense per books	$3,860	$-0-

Net deferred tax assets consist of the following components as of:

December 31,	December 31,
2007	2006
NOL Carryover	$-0-	$-0-
Valuation allowance	-0-	-0-

Net deferred tax asset	$-0-	$-0-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

j. Accounts Receivable

The Company’s accounts receivable are net of the allowance for the estimated doubtful accounts of $-0- and $-0- as of December 31, 2007 and 2006.

k. Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the years ended December 31, 2007, 2006 and 2005.

l. Stock-based compensation.

As of September 30, 2007, the Company has not issued any share-based payments to its employees.

The Company adopted SFAS No. 123-R effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1,2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.

CALYPSO MEDIA SERVICES GROUP, INC.

Notes to the Financial Statements

December 31, 2007 and 2006

NOTE 1 -	NATURE OF ORGANIZATION (continued)

m. Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

n. Impact of Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 160, “Noncontrolling interests in Consolidated Financial Statements – an amendment of ARB No. 51”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after December 15, 2008. Early adoption is not permitted. Management is currently evaluating the effects of this statement, but it is not expected to have any impact on the Company’s financial statements.

In February 2007 , the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is continuing to evaluate SFAS 159 and to assess the impact on its results of operations and financial condition if an election is made to adopt the standard.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

CALYPSO MEDIA SERVICES GROUP, INC.

Notes to the Financial Statements

December 31, 2007 and 2006

NOTE 2 -	SIGNIFICANT EVENTS

On October 12, 2007, the Company finalized an agreement to be acquired by Calypso Financial Services, Inc., (Calypso) a Nevada corporation. The acquisition will be facilitated by merging the Company into a newly created, wholly-owned subsidiary, of the Calypso, with the Company being the surviving entity for accounting purposes. As a result of the transaction, the Company became Calypso’s wholly-owned subsidiary for legal purposes.

Under the terms of the agreement and as consideration for the acquisition, the current holders of the Company common stock received an aggregate of 3.5 million shares of Calypso’s authorized, but previously unissued common stock. These shares represented approximately 70% of the total outstanding shares following the transaction. Additionally, Calypso has reserved an additional 5.0 million shares of its authorized but unissued common stock for possible future issuance in connection with potential acquisitions of other businesses, entities or assets related to the business of the Company. However, there is no present commitment or definitive agreement to issue any of these shares and no assurances can be given that any future acquisitions will be finalized.

On October 12, 2007, Calypso’s board of directors approved the execution of the agreement with the Company. The board also approved a proposal to take all necessary and appropriate actions to change Calypso’s corporate domicile from Delaware to Nevada and to change the corporate name to Calypso Media Services Group, Inc.

Calypso Media Services Group, Inc.

Part II

Item 24.	Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”) and our By-laws. Under the NRS, director immunity from liability to a company or its stockholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation, which is not the case with our articles of incorporation.

Excepted from that immunity are:

(1) a willful failure to deal fairly with Calypso or our stockholders in connection with a matter in which the director has a material conflict of interest;

(2) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

(3)	a transaction from which the director derived an improper personal profit; and

(4)	willful misconduct.

Our By-laws provide that we will advance all expenses incurred to any director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advancement of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our by-laws or otherwise. The board of directors may authorize the corporation to indemnify and advance expense to any officer, employee, or agent of the corporation who is not a director to the extent permitted by law.

If a claim for indemnification against such liabilities, other than payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Item 25.	Other Expenses of Issuance and Distribution

The estimated expenses of the offering, all of which are to be paid by us, are as follows:

Filing fee under the Securities Act of 1933	$64
Accountants’ fees and expenses	5,000
Legal fees and related expenses	15,000
Blue Sky fees and expenses	1,000
Printing expenses	2,500
Transfer agent fees	1,500
Miscellaneous	2,500
Total	$ 27,564

Item 26.	Recent Sales of Unregistered Securities

On December 31, 2007, we issued a total of 3.5 million shares of our common stock to 11 persons in consideration for the acquisition of Media Depot, Inc. The shares were valued at $296,939, $0.085 per share. The shares were issued in a private transaction to persons familiar with our company and Media Depot and without registration under the Securities Act of 1933, pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. No form of solicitation document was used in the issuance of the shares. The shares are considered restricted securities and certificates representing the shares must contain a legend restricting further transfer unless the shares are first registered or qualify for an exemption.

Item 27.	Exhibits

(a) The following exhibits are filed with this Registration Statement:

Exhibit No.	Exhibit Description

2.1*	Agreement and Plan of Merger with Media Depot, Inc. and Calypso Acquisitions, Inc. [Included as Appendix C to 14C Information Statement filed with SEC on December 10, 2007]
2.2*	Merger Agreement (Change of Domicile) [Included as Appendix B to 14C Information Statement filed with SEC on December 10, 2007]
3.1*	Articles of Incorporation (Nevada – change of domicile) [Included as Appendix A to 14C Information Statement filed with SEC on December 10, 2007]
3.2*	By-Laws [Filed as Exhibit to the Form 10-SB registration statement filed with SEC on July 28, 2000]
4.1*	Instrument defining security holder rights [Filed as Exhibit to Form SB-2 Registration Statement filed with SEC on November 17, 1999]
5.1	Opinion of Leonard E. Neilson, Attorney at Law, regarding legality of securities being registered
10.1*	Employment Contract of Matthew J. Hoff [Filed as Exhibit to Form 8-K Current Notice filed with SEC on January 4, 2008]
10.2*	Employment Contract of Michael D. Parnell [Filed as Exhibit to Form 8-K Current Notice filed with SEC on January 4, 2008]
10.3*	Incentive Acquisition Agreement [Filed as Exhibit to Form 8-K Current Notice filed with SEC on January 4, 2008]
21.1*	Subsidiaries [Filed as Exhibit to Form 8-K Current Notice filed with SEC on January 4, 2008]
23.1	Consent of Moore & Associates, Chartered, Certified Public Accountants
23.2	Consent of Leonard E. Neilson, Attorney at Law (included as part of Exhibit 5.1)
24.1	Power of attorney [Included on the last page of this SB-2 registration statement]
99.1	Form of lock-up / leak-out agreement

______________

*	Previously filed as indicated.

Item 28.	Undertakings

We hereby undertake:

1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)	To include any additional or changed material information on the plan of distribution.

2.   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Montoursville, State of Pennsylvania, on this 3rd day of September 2008.

CALYPSO MEDIA SERVICES GROUP, INC.

(REGISTRANT)

By:/S/ MICHAEL D. PARNELL

Michael D. Parnell

Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael D. Parnell as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

By:/S/ MICHAEL D. PARNELL

Michael D. Parnell

Chief Executive Officer and Director

Date:	September 3, 2008

By:/S/ TIMOTHY YOUNG

Timothy Young

Director

Date:	September 3, 2008